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July 2, 2018

Re:                             X Financial (CIK No. 0001725033)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on June 21, 2018

Confidential

Ms. Erin E. Martin

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Martin:

On behalf of our client, X Financial, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 26, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 21, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the Commission for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

*                                         *                                         *                                         *

General

1.              We note that throughout the registration statement, excluding revenue related disclosures, you use the term “customers” to refer to borrowers. Tell us your basis for referring to the borrower as customer and how this aligns with the underlying contracts with the borrowers.

The Company respectfully advises the Staff that the investor is the customer while the borrower is not the customer. While the Company acknowledges that the borrower can be the customer to the loan agreement, the borrower is merely the investor’s customer. Please refer to the Company’s responses to Comments 7 and 8 for details with respect to the basis for referring to the investor as customer.

The Company has revised the related disclosure throughout the Revised Draft Registration Statement for the consistent usage of the term “customer” to refer to investor only.

Delinquency Rate by Vintage, page 99

2.              You state that under the New ZhongAn Model, the delinquency rates of your loan products do not directly impact your financial statements after September 2017. Please address the following:

•                  Considering your obligation to compensate ZhongAn up to an agreed upon percentage of the principal at loan facilitation - which is renegotiated quarterly based on actual defaults - and the change in fair value of the related financial guarantee derivative of RMB 46.1M or 32% of net income for the period ending March 31, 2018, please revise your disclosure to address this inconsistency.

In response to the Staff’s comments, the Company has revised the disclosure on pages 33 and 100 of the Revised Draft Registration Statement.

•                  Enhance your Discussion of Key Balance Sheet Items on page 112 to explain what drove the period-over-period increases in your derivative liabilities.

In response to the Staff’s comments, the Company has added the disclosure with respect to the period-over-period increases in its derivative liabilities on page 115 of the Revised Draft Registration Statement.

Loss of Contingent Guarantee Liabilities, page 109

3.              We note your response to comment 3 and that the loss of contingent liabilities of RMB 182.6M was primarily due to the fact that Xiaoying Card Loan borrowers were not able to borrow from other online lending platforms to fund their repayments due to tightening industry regulations which included the prohibition of “cash loans.” Please address the following:

The Company respectively advises the Staff that, among the loss of contingent liabilities of RMB182.6 million, RMB109.1 million was in relation to Xiaoying Card Loan and RMB73.5 million was in relation to other products. The Company has revised the disclosure on page 110 of the Revised Draft Registration Statement.

•                  Clarify within the stages of your Transaction Process as disclosed on page 156, how you evaluate a borrower’s ability to fund repayment obligations, including how you consider the risk of future borrower indebtedness;

In response to the Staff’s comments, the Company has added the disclosure on the referenced information on page 157 of the Revised Draft Registration Statement.

•                  Enhance your risk factor discussions on pages 31 and 32 to discuss the material impact to your financial statements as a result of the loss contingent guarantee liabilities recognized for the periods ending December 31, 2017 and March 31, 2018 due to borrowers inability to obtain cash loans to fund repayments and banking policies requiring increased working capital; and

In response to the Staff’s comments, the Company has revised the disclosure on page 32 of the Revised Draft Registration Statement.

•                  Add a Risk Factor addressing the risk to the industry and investors of borrowers’ practice of borrowing from other online lending platforms to fund their repayments and the resulting potential impact to your business and financial statements.

The Company respectively advises the Staff that it discussed the risk that “we currently do not have a comprehensive approach to determine whether applicants have obtained loans through other consumer finance platforms” in the risk factor “The data that we collect may be inaccurate due to inadvertent error or fraud. If we fail to detect inaccurate and false information, the performance of our credit analysis will be compromised, and our business, results of operations and brand and reputation will be negatively impacted” on page 33 of the Draft Registration Statement.

In response to the Staff’s comments, the Company has enhanced the disclosure on the referenced risk on pages 33 and 34 of the Revised Draft Registration Statement.

Guarantee Liabilities, page 111

4.              We acknowledge your response to comment 4. We note that you attribute the period over period increase in your guarantee liabilities from December 31, 2016 to December 31, 2017 partially to the change in delinquency rate. Considering that net payouts — which represent borrower defaults net of amounts subsequently collected from the borrower - drove the change in your guarantee liability as reflected on page F-46, please revise your disclosure to address how the period over period change in net payouts contributed to the period over period change in guarantee liabilities.

In response to the Staff’s comments, the Company has revised the disclosure on pages 114 and 115 of the Revised Draft Registration Statement.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-16

5.              We note in Section 4.1 of the Service Agreement between you and the investor a description of contingent fee from the investor. Please provide to us a description of the economics of the fee, how the amount of the fee is calculated, and how you account for the fee. In addition, provide us with an illustration of such a fee to demonstrate how it operates. Last, tell us where you recognize revenue for this fee and the amount of revenue recognized for the periods presented in your recent DRS/A.

The Company respectfully advises the Staff that while there is such clause in the Service Agreement between the investor and the Company, such circumstances is highly unlikely because the outlined estimated return to the investor in the Service Agreement is exactly equal to the actual interest charged to the borrower in the Loan Agreement. No revenue was recorded for this in the consolidated statement of operations during the historical periods.

6.              We understood from Section 2.2 of the Consulting Service Agreements with the borrower and Section 3.1 of the Loan Contracts between the borrower and the investor that the borrower is aware of the fee charged by you and by the investor, respectively, under each agreement and considers each fee when making a financing decision. Please clarify the total fee that the borrower considers when making his or her financing decision. For example, is the borrower only legally obligated to pay the stated interest rate to the investor (from which the Company’s service fee is deducted) or is the borrower legally obligated to pay both the stated interest rate to the investor and the service fee to the Company? Please point us to the contractual terms that dictate the fees the borrower considers when making a financing decision.

The Company respectfully advises the Staff that the total fee that the borrower considers when making a financing decision includes both the stated interest rate and all fees, including those fees the Company retains. The service fees and interest rates are separately outlined in Section 2.2 of the Consulting Service Agreement and Section 3.1 of the Loan Contract respectively for Xiaoying Card Loans. Both fees are paid simultaneously together in one lump sum by the borrower on a monthly basis and hence from the perspective of the borrower, this amount represents their cost when making their financing decision.

7.              The Consulting Service Agreements (e.g., Sections 1.2 and 2.1) with the borrower appear to indicate that you perform a matching service for the borrower that conveys a benefit to the borrower in exchange for a fee. Please reconcile for us the contractual terms of your agreements with your accounting conclusion under ASC 606 that the borrower is not a customer. Include in your response a step-by-step illustration of the life of the loan that shows the fees assessed, the payments made by each party, and the timing of each payment. In addition — and acknowledging your response to comment 45 in your letter dated February 28, 2018— include an illustration of a loan defaulted by a borrower, along with an explanation as to whether you have the ability to pursue collection from the borrower for amounts owed to you under the Consulting Services Agreement in situations where the borrower defaults before ever making a payment.

Prior to responding to the Staff’s direct questions regarding the details of the fee structure of the Company’s arrangements, the Company respectfully submits to the Staff the following description of the manner in which the Company has applied its judgment in making the determination of which party (or parties) represent the Company’s customer(s):

The Company respectfully advises the Staff that the lending arrangements facilitated by the Company involve the provision of a loan (i.e., a specified good or service as considered within ASC 606-10-55-36A(a)) from an investor to a borrower. The Company has determined (in consideration of ASC 606-10-55-36) that the nature of the Company’s promise within the lending arrangement is to arrange for the loan to be provided from the investor to the borrower. Therefore, based upon guidance within ASC 606-10-55-38, the Company serves as an agent to the investors in the lending arrangements which it facilitates. The investor is the principal in the arrangement (provision of a loan) to its customer, the borrower.

At its meeting on March 30, 2015, the staff of the IASB and the FASB (the “FASB Staff”) addressed several issues related to the evaluation and treatment of consideration payable to a customer in preparation for seeking input from the FASB-IASB Joint Transition Resource Group for Revenue Recognition (the “TRG”) on the topic. The FASB Staff’s evaluation of this topic is contained within TRG Agenda Paper 28 (“AP 28”).

As part of their evaluation, the FASB Staff addressed the question of whether the guidance on consideration payable to a customer relates to customers in the distribution chain or more broadly to any customer of an entity’s customer. This discussion is contained within Question 2 of AP 28 (paragraphs 24 through 27). The Company believes that the FASB Staff’s discussion related to this specific question provides helpful insights into the analysis of which party (or parties) should be considered an agent’s customer in an arrangement where the agent arranges for a specified good or service to be provided by one party (a principal) to another (a principal’s customer).  For your convenience, the Company has reproduced the discussion below [bolded emphasis added]:

24. The staff notes that the new revenue standard is clear that consideration payable to a customer guidance applies to entities within the distribution chain (that is, it applies to the customer and other parties that purchase the entity’s goods or services from the customer). However, some question whether the guidance applies more broadly. They note that paragraph BC255 refers to payments an entity makes to “its customers or to its customer’s customer (for example, an entity may sell a product to a dealer or distributor and subsequently pay amounts to or provide a cash incentive to a customer of that dealer or distributor).” These stakeholders think that the words “for example” indicates that the guidance on consideration payable to a customer applies to other examples of customer’s customers that are not in the distribution chain.

25. These stakeholders commonly reference principal-agent relationships to illustrate when a customer’s customer may extend beyond the distribution chain. The following example illustrates a typical principal-agent relationship that stakeholders have described:

26. In this example, the marketing agent (the intermediary or agent) arranges for a voucher that can be redeemed for $100 worth of goods or services from the merchant (the principal) to be delivered to the end customer for $50 ($55 voucher price less $5 coupon). The agent facilitates the end customer’s purchase of the goods or services from the principal. The agent may provide incentives to the end customer, such as in the form of a coupon, discount, or rebate, to entice the customer to make the purchase, because total agency fees are based on the number of purchases made by end customers. Merchants may not be aware that its customers are offered incentives from the agent. In the context of this example, some stakeholders are interpreting that the “customer’s customer” language would apply because the end customer would be the agent’s “customer’s [principal’s] customer”. Therefore, some stakeholders have questioned whether the agency fee would have to be reduced for the consideration paid by the agent to the end customer even though the agent’s customer is the principal.

27. Paragraph 606-10-32-25[70] of the new revenue standard states that the customer would not only include direct customers but “other parties that purchase the entities goods or services from the customer.” This language is consistent with viewing an entity’s customers as entities in the distribution chain. Paragraph BC255 does not conflict with the standard. Those in the distribution chain are the customer’s customers. Instead the phrase customer’s customer is a plain English way to describe the concept. The staff thinks the use of the term “for example” was not intended to imply that there are other customer’s customers that should be considered beyond the distribution chain.

The TRG considered the FASB Staff’s discussion within Question 2 of AP 28 (reproduced above) at the TRG’s March 2015 meeting.  The summary of the TRG’s consideration of this discussion at its March 2015 meeting is documented within Issue 2 (contained within paragraphs 8 through 10) and Appendix A of TRG Agenda Paper 37 (“AP 37”).  For your convenience, the Company has reproduced this discussion below [bolded emphasis added, but note that italicized emphasis is contained within AP 37]:

8. At the March 30, 2015 TRG meeting two views were discussed:

a)             View A: An entity’s customers are limited to those in the distribution chain.

b)             View B: An entity’s customers include those in the distribution chain and might include a customer’s customers that extend beyond those in the distribution chain.

9. Considering the discussions in both London and Norwalk, most TRG members supported View B. TRG members observed that an entity that is acting as an agent (that is, arranging for another party to provide goods or services) might view both the principal (that is, the entity’s customer) and the end customer (that is, the principal’s end customer) as its customers in an arrangement, depending on the facts and circumstances. For example, in some arrangements, an entity that is an agent determines its only customer is the principal. In other arrangements, an entity that is an agent thinks its customers include the principal and the principal’s end customer. A transaction for which this question is applicable is illustrated in Appendix A. In addition to identifying the entity’s customer(s), the entity would need to include all those in the distribution chain of its identified customers. TRG members noted that there is some diversity in practice today about whether an entity that is an agent thinks its customer is only the principal and View B would be consistent with that diversity in practice.

10. TRG members agreed that under either View A or View B, a payment to a customer’s customer would be considered a payment to a customer if the entity has a contractual agreement with its customer to provide consideration to that customer’s customer.

Under View B in question 2, in addition to viewing the merchant as its customer, the marketing agent might also view the merchant’s end customer as its own customer. Therefore, under that view, the marketing agent reduces the transaction price for amounts paid to both the merchant and the end customer, even though the end customer is not within the distribution chain.

In its evaluation of the above communications by the FASB Staff and the TRG related to this topic, the Company recognizes that there is significant judgment involved when considering which party (or parties) is the customer(s) to an agent in a transaction in which the agent facilitates the provision of a specified good or service between a principal and the principal’s customer.  Specifically, the Company recognizes that, while it is always clear that the principal is an agent’s customer, it may sometimes be appropriate for the agent to also consider the principal’s customer to be its own customer, as well. The Company believes that the emphasis on the word “might” within paragraph 9 of AP 37 (above) indicates that the determination of whether a principal’s customer should also be considered the agent’s customer is an especially judgmental one to make.

Therefore, in its consideration of which party (or parties) are the Company’s customer, the Company recognizes two potential alternatives.  The Company has noted each of these alternatives below, and included a summary of the facts which may potentially support each.

View A — Only the investor is the Company’s customer

This view is supported by the belief that the Company’s services (including facilitation, post-origination services and the guarantee services) are performed for the benefit of the investors in the lending arrangements which the Company facilitates.  This is evidenced by the following conditions:

•                  The investor has the discretion to identify the specific loan in which he/she wishes to invest, and the Company provides the investor a service of screening and accumulating a pool of qualified borrowers and loan options from which the investor can choose. Although the investor cannot select the individual borrower to which to grant a loan (as borrower identities are shielded from the investor during loan selection), the investor effectively determines the specific type of borrower in which to invest by choosing a loan with specific parameters (e.g., principal amount, maturity term, interest rate, etc.).

Conversely, the borrower does not have any ability to specify the types of investors from which the borrower desires to obtain a loan, nor does the borrower have the ability to determine if a loan will be granted.

In this way, the Company believes that based on the nature of the agreement, the facilitation services are designed for the benefit of the investor.  Specifically, the Company believes that the facilitation services are meant to provide investors with a pre-screened pool of potential lending alternatives designed to satisfy the investor’s desire to safely invest their capital in order to achieve a specified return on investment. In support of this belief, the Company respectfully notes that approximately 80% of borrower applications are rejected by the Company (and thus never presented to the investors as potential lending options) due to their credit profile and fraud concerns. The Company views this statistic as a helpful illustration of its belief that its facilitation services benefit the investor, because absent this service performed by the Company, the investor would presumably have to devote more time and effort into due diligence procedures (while being mindful of applicable regulatory requirements) when determining which loan products in which to invest.

In contrast, the Company believes that if its facilitation services were performed on behalf of the borrower, they would not be designed to deny borrower applications but would instead accept all borrower applicants and attempt to match them with an investor that is willing to lend them capital (in much the same way as a traditional selling broker would search for another willing market participant).

•                  The cash collection services performed as part of the post-origination services are designed for the benefit of the investor. If the Company were not performing these services, the investor would have to hire another party to collect cash on its behalf, or it would have to incur the time and expense to perform the administrative task of tracking, collecting, and recording payments every month.

•                  Borrowers are mandated to purchase credit insurance as a pre-condition to the loan. The credit insurance is designed for the benefit of the investor, as it protects the investor from the default risk of the borrower and thus reduces the due diligence that would otherwise be required if the investor were to originate the loan independently and not automatically receive the benefit of the credit insurance’s default protection. Furthermore, the investor, and not the borrower, is the party that benefits most from the exercise of the credit insurance (as the investor is compensated in the case of borrower default).

•                  Standard terms of the loan allow the investor to terminate or require advanced payment if borrower’s credit status diminishes (e.g., as a result of income reduction, default of other debts, material asset disposal, etc.). The fact that loans contain this standard call right in the event of credit deterioration (even in the absence of actual late or missed payments) provides investors with an additional benefit of protection from borrower credit risk associated with their loans, because it allows investors to potentially request payment prior to an actual bankruptcy (or similar credit event) by the borrower.

Under View A, the borrower is not a customer of the Company.  This conclusion is based, in part, on the following considerations:

•                  The Company enters into a separate agreement with the borrower as a means to obtain the information required to undertake the facilitation services and post origination services for the investor (e.g., information regarding the borrower’s credit rating, information regarding the borrower’s bank account from which payments will be deducted, etc.). However, the Company does not charge any fee to the borrower for this activity, and this activity does not guarantee that a loan will be originated. Section 2.1 of the Consulting Service Agreement indicates that no service fee will be collected by the Company for this activity unless a loan is actually facilitated. Rather, this activity is merely a mechanism for the Company to obtain the requisite information about the borrower that 1) the Company will use in screening the loan applicants, and 2) the investor will use in making its investing choices, and therefore the Company believes that this activity is for the benefit of the investor.

•                  The Company collects all payments from the borrowers, and is authorized by the investors to deduct its service fees directly from the cash flows paid by borrowers. Even though the Company’s service fee comes directly from the borrower, however, this payment mechanism is designed merely as a way to secure collection and ensure operational efficiency, due to the fact that the Company is already collecting the principal and interest from the borrower as part of its servicing activities performed on behalf of the investor. In other words, it would be inefficient for the full amount of each monthly payment (including the service fee) to go from the borrower, to the Company, to the investor, because the investor would then have to subsequently remit the service fee directly back to the Company. As cash is a fungible asset, the Company does not believe that the mechanics of its manner of collecting its service fee is indicative of which party actually is paying that service fee (i.e., even though the Company collects the service fee from the borrower, it is the investor who is actually paying that service fee).

•                  The Company notes that Circular 141 was released in December 2017 and indicates that when working with a financial institution, intermediaries are prohibited from charging fees directly to borrowers for services performed (that is, deducting fees from principal collected); therefore, the intermediary’s collection of service fees would need to be in concert with the fees charged by the financial institution that is providing the loan. This implies that the intermediary and financial institution effectively need to negotiate how much of the total fees charged to the borrower should be retained by the intermediary, and therefore the Company believes this is an indicator that the Company would be an agent of the financial institution.

In consideration of View A, the Company understands the Staff’s concerns that the Service Agreement between the Company and the investor does not explicitly state the fee payable by the investor to the Company, and that the definition of a “customer” in ASC 606 is “[a] party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.”

The fee payable by the investor to the Company is established within the Consulting Service Agreement between the Company and the borrower (within Section 2.2).  The Company respectfully advises the Staff that the Consulting Service Agreement between the Company and the borrower (which establishes the fee payable by the investor) is incorporated by reference to the Loan Contract between the investor and the borrower.  Specifically, Sections 8 and 17.7 of the Loan Contract for Xiaoying Card Loans state the following [emphasis added]:

8. Upon satisfaction of all of the following conditions, the Parties hereto shall unconditionally and irrevocably authorize Xiaoying Finance to pay the amount lent by the Lender to the Borrower’s Funds Depository Account, and authorize Xiaoying Finance to directly deduct the corresponding insurance premium (if any) and platform service fee of Xiaoying Finance (the specific charging standards shall be subject to the relevant provisions of the Insurance Agreement and the Xiaoying Finance Consulting Service Agreement):

17.7 The Borrower and the Lender unanimously agree that, in order to secure the valid performance of this Contract and at the request of Xiaoying Finance, the Parties will respectively enter into the Xiaoying Finance Consulting Service Agreement (if applicable) with Xiaoying Finance.

The Company respectfully advises the Staff that the contractual terms stated above (as contained within the Loan Contract to which the investor is a signatory) represent the investor’s acknowledgment and consent for the Company to collect a service fee from the investor via the payments made by the borrower. The fact that the Company’s payment is consideration paid by the investor (and not the borrower) is further illustrated by Sections 10.1 and 12.1 of the Loan Contract for Xiaoying Card Loans, which give the Company the right to first deduct from the borrower’s payments the consideration to which the Company is entitled from the investor, prior to transferring the remainder to the investor (in other words, as the Company collects each payment from the borrower, the investor incurs a liability to the Company that must first be satisfied before the investor will receive its principal and interest payment).

View B — Both the investor and the borrower are the Company’s customers

This alternative view may be supported by a belief that the Company’s services (including facilitation, post-origination services and the guarantee services) are performed for the benefit of both the investor and the borrower in the lending arrangement which the Company facilitates.  The benefits received by the investors are the same as those explained within View A, above, and the belief that the Company’s services are also for the benefit of the borrowers may be supported by the following conditions:

•                  The borrower (in addition to the investor) obtains a benefit from the origination services performed by the Company, as the borrower eventually obtains a loan if a successful facilitation occurs.

•                  The Company’s business model is to act as an online platform matching the borrowers’ underserved financing needs with the investment demand by the investors. Furthermore, according to the government regulations, investors can only make investments when there is an open borrowing request available on the platform. In this way, the borrower is important to the Company’s business model, because the Company would not have any loans on which to collect service fees without both an investor and a borrower as parties to the transaction.

Conclusion

Given the significant judgment involved in determining which party (or parties) is an agent’s customer, and in recognition of the potential merits of View B, the Company believes that View A more appropriately depicts the nature of the Company’s business model.  In making this determination, the Company recognizes that both the investor and the borrower obtain a benefit from the lending arrangement facilitated by the Company.  However, the only benefit that the borrower desires or receives in the arrangement (a loan) is a benefit that can only be (and is) provided by the investor (not the Company).

By contrast, the benefits desired and received by the investor are obtained as a direct result of the Company’s services.  Specifically, when lending capital to borrowers, investors desire to obtain (1) receipt of their principal investment back from the borrower, and (2) a return on that investment in the form of interest. The Company’s business model is designed to provide these benefits to investors in the following ways:

•                  Identify credit-worthy borrowers through a pool of loan applicants that will accept a loan with an interest rate commensurate with the investor’s desired return on investment.

•                  Perform cash collection services (including repayments, prepayments, and delinquencies) to ensure that the investor receives the principal and interest payments due to them.

•                  Ensure a mechanism for the investor’s loan to be protected with credit insurance, such that the investor does not suffer a loss due to borrower default.

In light of the above discussion, the Company believes that the investor (and not also the borrower) is its customer.

Discussion of fee structure and payment mechanism

In response to the Staff’s inquiries in question 7 relating to how the fees are assessed, the payments made by each party and the timing of each payment in the Company’s arrangements, during the initial application and due diligence process of the borrower performed by the Company, the borrower is not obligated to pay any service fees to the Company. As noted in Section 2.1 of the Consulting Service Agreement, it is only when a loan is successfully facilitated would the Company obtain the right to collect the service fees from the borrower. In Section 2.2 of the same agreement, the timing of the service fee method is discussed (i.e. monthly instalments from the borrower and whether there would be an upfront service fee deducted from the principal). While the Company acknowledges that the service fees are not directly from the Company’s customers (i.e. the investors), the payment mechanism was designed in this way to secure collection and improve operational efficiency. As highlighted in Section 8 of the Loan Contract of Xiaoying Card Loans, during the advancement of loan process from the investor to the borrower, both parties authorizes the Company to directly deduct service fees from the loan principal. In addition, as outlined in Section 10 of the same contract, both parties acknowledge that the repayment of the service fees to the Company would be ranked first priority over the interest and principal of loan to the investor. The Company could have asked the borrower to firstly pay the service fees to the investor and ask the investor to pay the service fees back to the Company however this would cause unnecessary credit risks of collection and more administrative work. By being authorized by both parties at loan inception to directly deduct the service fees from the investor as first claim from the borrower’s monthly payment, the Company could both secure collection and improve efficiency simultaneously. In Section 2.1 of the Service Agreement, it stipulates that the investor entrusts the Company to execute relevant agreements as well as collect, pay and transfer relevant amounts on behalf of the investor which adds further support that this payment mechanism was acknowledged and entrusted by the investor explicitly.

Discussion of loan default

In response to the Staff’s inquiries in question 7, a borrower is not considered to have defaulted when he or she misses out on one monthly repayment. ZhongAn initially pays for the missed monthly repayment to the investor which the Company then chases to the borrower on behalf of ZhongAn. The loan continues as normal until the borrower misses two monthly repayments in a row. At this instance, the loan is considered terminated and the borrower is considered to have defaulted. ZhongAn will compensate the outstanding defaulted principal and the second month of accrued interest to the investor within two business days from the default date. The outstanding service fees due to the Company from the borrower are not compensated by ZhongAn, however the Company has the rights to those payments including the related late charges and other penalties from the borrower. Consequently, the Company then organizes third party debt collection agencies to make phone calls, texts, make in-person visits or file lawsuits to the defaulted borrower to collect payments. For loans prior to September 2017 under the Old ZhongAn Model, given that the Company had an obligation to compensate ZhongAn for substantially all the defaulted loan principal and accrued interest, it was in the Company’s interest to undertake these collection efforts to retrieve back not only the compensated loans and interest but also the outstanding service fees due to the Company. Similarly, for loans post September 2017 under the New ZhongAn Model, the Company is contractually obligated to compensate ZhongAn up to a pre-agreed cap and thus these collection efforts would be just as necessary for the Company to cover as much as they can on their loss.

In accordance with the Consulting Service Agreement, the Company has the right to collect the consulting service fee from the borrower even if the borrower defaults before ever making a payment. In particular, Section 2.6 in the agreement for Xiaoying Card Loans explicitly highlights that if the borrower fails to pay the service fees to the Company in time and in full, late payment penalties will apply and accrue on a daily basis until the Company receives all of the service fees. This is regardless of whether the borrower had even made payments to the Company or not.

As discussed in the Company’s response to Staff’s comment #45 in the letter dated February 28, 2018, guarantee liabilities could be impacted through three different scenarios. On an individual loan basis, at default date, the Company will release the stand-ready guarantee liability accrued under ASC 460 through payment of cash to ZhongAn, with the difference going through earnings. As discussed above, while the Company has the legal right to chase all the outstanding service fees including the related late charges and other penalties, it is not ensured that all these fees could be ultimately claimed back. In the event the collection is not successful and results in a net default that is greater than initially estimated, the difference from the initial estimate of variable consideration is recorded as a direct deduction of revenue for the current period against the accounts receivable. If there are no defaults, the guarantee liabilities will be directly released to earnings.

8. We understood from our conference call on June 19, 2018, that you combine the contracts between you and the investor and you and the borrower when accounting for revenue from contracts with customers.

•                  Please explain to us how you considered the guidance in ASC 606-10-25-9 in determining that these contracts may be combined when the investor and borrower are not the same customer (or related parties of the customer);

The Company respectfully advises the Staff that the Company is an agent in this transaction, performing a matchmaking service in order for a loan to be transacted between the investor and borrower; therefore, by nature, there are multiple unrelated parties involved in this arrangement. There are multiple arrangements being entered into at the same time, including: Consulting Service Agreement between the Company and the borrower, the Loan Contract between the borrower and the investor, and the Service Agreement between the Company and the investor. These agreements make reference to each other. For example, in Section 2.2 of the Consulting Service Agreement for Xiaoying Preferred Loans, the service fees received from the borrower will be collected on a monthly basis during the whole term of the loan under the Loan Contract. Another example is in Section 2.1 of the Service Agreement, where the investor entrusts the Company to execute relevant agreements such as the Loan Contract. Also in Section 8 of the Loan Contract for Xiaoying Card Loans, both the investor and borrower authorizes the Company to directly deduct service fees of the Company subject to provisions in the Consulting Service Agreement. The successful facilitation of a loan contract requires all contracts to be signed; for instance, the terms and conditions found in each are pre-requisites to have a loan be placed. If one or more of the agreements are not signed, then no loan transaction occurs, and no service fee is collected by the Company. The three agreements noted above were formed for the purposes of fulfilling a single commercial objective for the Company which was to act as the agent in matching borrowers and investors and provide guarantee / post-origination services. Further, the service fees paid by the borrower per the Consulting Service Agreement depends on the performance of the other contracts noted above, and thereby accounting for each contract separately would not necessarily faithfully represent the value of services transferred to the investor and the borrower. As a specific example, Section 2.1 of the Consulting Service Agreement with the borrower indicates that no consideration (i.e. service or consulting fee) would be collected by the Company with respect to the ‘content of service’ described in Section 1 of such agreement, unless a loan is successfully obtained via the other aspects of the arrangement. While this arrangement could have been theoretically executed as a single contract with each party committing to their respective obligations, these were executed separately.

•                  Please help us understand the effects on your financial reporting if you do not combine contracts. To this end, we understood from our conference call on June 19, 2018, that one effect would be a gross-up of revenues and bad debt expense on the income statement and of accounts receivable and an allowance for bad debts on the balance sheet. Please explain to us any other effects, as well as how you would determine the amount of fee that is from the borrower that would be subject to the gross-up versus the amount of fee that is from the investor that would be subject to implicit price concession.

As discussed in the Company’s response above, the investor and borrower by analogy should be treated as one customer group and thus believes the combination of contracts to be appropriate.  Other than the gross-up of revenues and bad debt expense on the income statement as well as accounts receivable and allowance for bad debts on the balance sheet, the Company did not identify other significant adjustments that would occur if the contracts were not combined. As one customer group, the credit risk of the borrower would no longer be treated as a form of implicit price concession in determined the transaction price under Step 3 of ASC 606’s Five Step Model since the fees are directly paid by the borrower.

In other words, if the contracts were not combined, and the borrower was determined to be a customer for accounting purposes, the credit risk of the borrower would be reflected as a bad debt expense on the income statement, rather than treating it separately as a variable component through an implicit price concession made to the investor.

The Company believes that accounting for the investor as the customer is a more conservative approach within the context of the accounting literature, because a haircut is taken within Step 3 (transaction price determination) of the ASC 606 Model to reflect amounts that the Company does not expect to collect. If the borrower were identified as the customer, a gross-up of revenues and expenses would occur. In response to the Staff’s comment, the Company enhanced disclosure with respect to the assumptions involved in reducing the transaction price for borrower credit risk in F-19 and F-70, in order to provide transparency to financial statement users about the variability involved.

Another consequence of concluding that the borrower is the customer is that there may be situations in the future where Step 1 of the ASC 606 Model is not met, because borrower collection is not sufficiently high to meet the criteria in ASC 606-10-25-1(e). In such situations, revenue would not be recorded until a later point in time when Step 1 is passed (when either 1) the Company has no remaining obligations to transfer goods or services to the customer, and all, or substantially all, of the consideration promised by the customer has been received by the entity and is nonrefundable, or 2) the contract has been terminated, and the consideration received from the customer is nonrefundable). This would effectively lead to cash inflows from service fees being recognized on the cash basis of accounting, and cash received during the time period where Step 1 is not passed would be reflected as a liability per ASC 606-10-25-8. The Company does not believe that this accounting treatment would be an appropriate reflection of the business model.

Note 4. Fair Value of Assets and Liabilities, pages F-40 and F-73

1.              We note your response to comment 7 and your disclosure on page F-17 in which you state that your contractual obligation at any time is limited to the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated as pre-agreed with ZhongAn (the “Cap”). Please address the following:

•                  Disclose why your guarantee derivative liability includes the difference between the Cap and the total amount of guarantee fees contractually due, net of estimated defaults and prepayments, and not the lower of as disclosed;

The Company respectfully advises the Staff that the Cap is defined as the lower amount of the contractual guarantee fees required to be collected and the percentage the Company has agreed with ZhongAn.

The Company includes in the guarantee derivative liability the net exposure to the uncollectible guarantee fees, which is the difference between the Cap and the expected guarantee fees to be collected from the borrowers (net of estimated defaults and prepayments), since the change in fair value should only represent the portion of amounts payable to ZhongAn that are not expected to be collected from the borrowers due to estimated default or prepayment.

The Company has further revised the description of the “Cap” on F-17 to avoid confusion.

•                  Disclose that your contractual obligation of total guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, is net of estimated defaults, and prepayments;

In response to the Staff’s comments, the Company has revised its disclosures in F-40 and F-75.

•                  You disclose that total Xiaoying Card Loan products related to the guarantee derivative liabilities facilitated during the three months ended March 31, 2017 was RMB 6,209,207,944. Please confirm and revise accordingly that such loans relate to the three months ended March 31, 2018; and

In response to the Staff’s comments, the Company has revised its disclosures in F-74.

•                  Disclose the underlying calculation of the estimated payment to ZhongAn based on the pre-agreed Cap of RMB 487,476,969 and discuss why such amount does not equal total Xiaoying Card loan products for the three months ended March 31, 2018 at the applied Cap rate of 8.62%.

The Company respectfully advises the Staff that the rates of 3.8% and 8.62% are annualized rates while Xiaoying Card Loan products consist of loans that have a period of one year or less. Therefore it does not equal to the total loan principal times the applied pre-agreed rate with ZhongAn. The estimated payment to ZhongAn is calculated as the aggregated sum of: principal of each Xiaoying Card Loan facilitated during the quarter* pre-agreed Cap/12 * loan term (# of months). This amount is further capped by the contractual guarantee service fees the Company is entitled to collect from borrowers from all such loans.

In response to the Staff’s comments, the Company has revised its disclosures in F-40 and F-75 to clarify the rates are annualized rates to avoid confusion.

Note 8. Guarantee Liabilities, pages F-45 & F-80

2.              Please revise your next amendment to include the reconciliation provided in response to comment 8.

In response to the Staff’s comment, the Company has updated its disclosures in F-48 and F-83.

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Mr. Yue (Justin) Tang, Chief Executive Officer

Mr. Jie (Kevin) Zhang, Chief Financial Officer

X Financial

Ms. Dan Ouyang, Esq.

Mr. Weiheng Chen, Esq.

Mr. Steven V. Bernard, Esq.

Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmastu Certified Public Accountants LLP